T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202

March 19, 2013
Via EDGAR filing

Hugh West
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    T. Rowe Price Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 5, 2013
File No. 000-32191

Dear Mr. West:

We are pleased to present T. Rowe Price Group's responses to the staff comments received in your letter dated March 7, 2013. Our responses are keyed to your comments, which we have reproduced in bold print. In connection with responding to your comments, the company acknowledges that:

-    it is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2012
Item 8. Financial Statements and Supplementary Data, page 30
Summary of Significant Accounting Policies, page 36
Other Investments, page 37

1. We note your disclosure that you make initial seed investments in sponsored investment portfolios at the portfolio's formation and that, if you are deemed to have a controlling financial interest, you consolidate the seeded investment and the underlying individual securities are accounted for as trading securities. On page 36 you define a controlling financial interest as owning a majority of the voting interest in an entity. Please respond to the following:

•	Tell us how often you create these new seeded investments and quantify the number of new seeded products created during each reporting period.

Company response

We introduce new investment portfolios to complement and expand our investment offerings, respond to competitive developments in the financial marketplace, and meet the changing needs of our existing and prospective clients. A new investment portfolio will be created if we believe that we have the appropriate investment management expertise and the portfolio's investment objective will provide durable value for investors over a long period. We typically provide seed capital for the new investment portfolio to enable the portfolio manager to begin building an investment performance history in advance of client assets being available for investment. Our seed capital investments have primarily been provided to new mutual funds or new mutual fund share classes. In addition, we occasionally make add-on investments to existing portfolios to facilitate the scalability and marketability of such portfolios.

We seeded 19, 8, and 6 new investment portfolios during the year-ended December 31, 2012, 2011, and 2010, respectively. Our seed capital investments in these new portfolios were $211 million, $63 million, and $15 million, respectively.

•
Describe your typical investment in seeded products. Clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

Company response

The decision to make a seed investment and the amount of investment we make in a seeded portfolio is dependent on a number of considerations, including the type of investment portfolio being formed (e.g., new fund series, new fund share class), the portfolio's investment strategy, the diversity and complexity of the investments in the planned portfolio, and the amount and composition of our existing corporate cash and investment position. Our seed capital investment typically does not exceed $25 million per investment portfolio, and has averaged about $9 million per investment portfolio over the last three years. In 2012, we also added $177 million to certain existing seeded corporate investment holdings for scalability and marketing purposes.

We evaluate the accounting for these seed capital investments at the fund entity level, and in most cases our ownership interest in the fund entity represents less than 20% of the total equity of the fund. Therefore, we generally account for these seed capital investments as “available-for-sale” for financial accounting purposes, since our ownership percentage is less than 20% of the total equity of the fund entity, the investment has a readily determinable fair value, and it is management's intention to not sell such investment in the near-term. If seed capital results in the Company owning 20%, but not more than 50%, of the total equity of the fund entity, then we utilize the “equity” method of accounting, and if it represents more than 50%, we will use consolidation accounting as appropriate.

The length of time we hold our seed capital investment will vary for each new investment portfolio as it is highly dependent on how long it takes to generate cash flows into the portfolio from unrelated investors. The investment strategies and asset classes to which investors choose to invest their assets is impacted by current and forecasted market conditions and overall investor sentiment. We attempt to ensure that the new investment portfolio has a sustainable level of assets from unrelated shareholders before we consider redemption of our seed capital investment in order to not negatively impact the new investment portfolio's net asset value or its investment performance record.

Our Finance Committee does not typically place an investment horizon on each new investment portfolio seeding or existing investment, but regularly reviews our overall investment positions, including our seed capital investments, to attempt to provide for appropriate diversification across investment strategies and asset classes. Many of our seed capital investments are maintained well beyond the years needed to scale the product if it is deemed complementary to our overall corporate cash position and investment holdings.

We will classify certain other seed capital investments in which we do not have a controlling financial interest as “trading” for financial accounting purposes, as we expect to hold them for only a short period of time given that they are typically Advisor share classes of a fund series or target-date retirement funds, which by their nature, are not appropriate for long-term corporate holdings. The seed capital investments held as “trading” are typically held until the underlying net assets in the new investment portfolio reaches $1 million, which has generally ranged from one to five years.

•
Tell us and disclose in your future filings how you deconsolidate your investments and describe the related changes to your financial statements upon deconsolidation, including how you account for any fee revenues earned from these investments while you consolidated them. Discuss how many of these seeded investments were deconsolidated during the reported periods.

Company response

We have not had to deconsolidate any seed capital investments during any prior reporting periods, including those periods included in our 2012 Form 10-K. When we determine in the future that we no longer have a controlling ownership interest in a consolidated investment portfolio, we will deconsolidate the carrying value of its assets, liabilities and non-controlling interest and record our remaining equity interest at its fair value. Given that our consolidated investment portfolios are carried at fair value, we do not expect to recognize any gains or losses in our consolidated statement of income upon deconsolidation. Assuming the investment portfolio remains a voting interest entity, upon deconsolidation we expect to account for our seed capital investment under the “equity” method if our ownership is between 20% - 50% of total equity of the fund entity, and as “available-for-sale” if our ownership is less than 20% of total equity of the fund entity.

We will disclose in our future filings, if material, the impact of deconsolidation on our financial statements, including quantifying the related changes in assets, liabilities and non-controlling interests.

In the “Consolidation” paragraph of our significant accounting policies on page 36, we indicate that “all material intercompany accounts and transactions are eliminated in consolidation.” These transactions include any investment management fee and administrative fee revenue earned from our consolidated investment portfolios. Following deconsolidation, if the fees earned from the investment portfolios previously consolidated are material and are a significant cause of the change in our investment advisory or administrative fees from the comparative period, we will provide appropriate disclosure in our Management Discussion and Analysis.

•	Clarify in your future filings whether you determined these seeded investment funds to be variable interest entities or voting interest entities.

Company response

All of our seed capital investments held as of December 31, 2012 were determined to be voting interest entities. In future filings, we will clarify in the investment footnote disclosure whether the seed capital investment portfolios are variable interest or voting interest entities. In addition, to the extent our seed capital investments include both variable interest and voting interest entities, we will separately disclose, if material, their respective carrying value as of each reporting period, as well as the other disclosures required for variable interest entities under ASC 810 - Consolidation.

* * * *

We believe that we have considered and appropriately responded to the staff's comments. However, if you have questions regarding our responses, you may contact me at (410) 345-3525.

Sincerely,

/s/ Kenneth V. Moreland
Vice President, Chief Financial Officer and Treasurer

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